UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                     (Amendment No. ________)*

                          FirstBank NW Corp.
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                           (Name of Issuer)

                 Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                              33762X106
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                            (CUSIP Number)

                           Larry K. Moxley
                         1405 Highland Avenue
                      Clarkston, Washington 99403
                             (509) 758-5487
         --------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           September 4, 2002
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP No.    33762X106                                      Page 2 of 6 Pages

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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     Larry K. Moxley                  Social Security Number   ###-##-####

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [  ]
     (b) [  ]       Not Applicable

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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS (See Instructions)

     PF

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [   ]
     TO ITEMS 2(d) OR 2(e)


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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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               7.   SOLE VOTING POWER

                      55,180 Shares

               ---------------------------------------------------------------
   Number of   8.   SHARED VOTING POWER
    Shares
 Beneficially         20,984 Shares
   Owned By
    Each       ---------------------------------------------------------------
  Reporting    9.   SOLE DISPOSITIVE POWER
   Person
                      55,180 Shares

               ---------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                      20,984 Shares

               ---------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       76,164 Shares

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12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES  (See Instructions) [   ]


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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                    5.45%

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14.  TYPE OF REPORTING PERSON  (See Instructions)

          IN

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                                                             Page 3 of Page 6

Item 1. Security and Issuer

     This statement relates to the Common Stock of FirstBank NW Corp. ("Corporation"). The name and address of the principal executive offices of the Corporation, the issuer of such securities, is as follows:

          FirstBank NW Corp.
          920 Main Street
          Lewiston, Idaho 83501

Item 2.  Identity and Background

     (a) This Schedule 13D is filed on behalf of Larry K. Moxley, the Reporting Person.

     (b)  Mr. Moxley's business address is:

                    920 Main Street
                    Lewiston, Idaho 83501

     (c) Mr. Moxley's principal occupation is Executive Vice President and Chief Financial Officer of the Corporation. Mr. Moxley also serves as a member of the Board of Directors of the Corporation.

     (d) During the last five years, Mr. Moxley has not been convicted in a criminal proceeding.

     (e) During the past five years, Mr. Moxley has not been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subjects or subjected Mr. Moxley to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities, laws, or finding any violation with respect to such laws.

     (f)  Mr. Moxley is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Moxley has purchased or acquired the shares described in his Schedule 13D with personal funds and other sources. Included in the aggregate amount owned of 76,164 are 3,596 shares of Common Stock Mr. Moxley received from the Corporation's Employee Stock Ownership Plan; 15,800 restricted shares of Common Stock awarded pursuant to the Corporation's Management Recognition Plan, which vest over a five year period (3,160 shares that are unvested); 19,200 options granted pursuant to the Corporation's Stock Option Plan that are exercisable within 60 days of September 4, 2002; and 16,584 shares of Common Stock held in a 401(k) plan. The 20,984 shares

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                                                             Page 4 of Page 6

of Common Stock which Mr. Moxley has shared voting and dispositive power with his wife were purchased with personal funds.

Item 4.  Purpose of Transaction

     The Reporting Person purchased the Common Stock for investment purposes. Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may alter his holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions. The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis.

     The Reporting Person has no present plans or proposals which relate to or would result in:
(a) The acquisition by any persons of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     The percentages used in this Schedule 13D are calculated based on the Corporation's 1,308,563 shares of outstanding Common Stock, which reflects the Corporation's recent repurchase of 582,958 shares.

     (a) Mr. Moxley has beneficial ownership (as defined in Rule 13d-3) of 76,164 shares, or 5.45%, of the Corporation's Common Stock.

     (b)  Sole power to vote or to direct vote: 55,180 shares

          Included in this amount are 3,596 shares of Common Stock Mr. Moxley received from the Corporation's Employee Stock Ownership Plan; 15,800 restricted shares of Common Stock awarded pursuant to the Corporation's Management Recognition Plan, which vest over a five year period, with 3,160 shares that are unvested; 19,200 options granted pursuant to the Corporation's Stock Option Plan that are exercisable

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                                                             Page 5 of Page 6

          within 60 days of September 4, 2002; and 16,584 shares of Common Stock held in a 401(k) plan.

          2. Shared power to vote or to direct vote: 76,164 shares (held jointly with his wife)

          3. Sole power to dispose or to direct the disposition: 73,004 shares (less the unvested restricted shares held in the Management Recognition Plan)

          4. Shared power to dispose or to direct disposition: 76,164 (held jointly with his wife)

     (c)  Not applicable.
     (d)  Not applicable.
     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relations with Mr. Moxley and any other person with respect to the securities.

Item 7.   Material to be Filed as Exhibits

     None.

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                                                            Page 6 of Page 6

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.



   September  9, 2002               /s/Larry K. Moxley
   ------------------             -----------------------------------------
           Date                                     Signature


                                  Larry K. Moxley
                                  Executive Vice President and Chief Financial
                                  Officer
                                  FirstBank NW Corp.
                                  ------------------------------------------
                                  Name/Title

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